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                                                                  EXHIBIT (e)(2)


    EXCERPTED PORTIONS OF THE COMPANY'S PROXY STATEMENT ON SCHEDULE 14-A FOR
        THE COMPANY'S ANNUAL SHAREHOLDER MEETING FILED ON APRIL 26, 2004

DIRECTOR COMPENSATION

         In 2003, the Company paid $5,000 for annual directors' fees to each of its non-employee directors not affiliated with Kontron AG, i.e., Mr. Malmberg, Mr. Perron and Mr. Poss. The Company may reimburse its outside directors for expenses actually incurred in attending meetings of the Board of Directors.

         Pursuant to the 1996 Non-Employee Directors' Stock Option Plan (the "Directors' Plan"), each director who is not also an officer or employee of the Company receives non-qualified options to purchase shares of Common Stock as follows: 25,000 shares (each an "Initial Grant") at the time of election to the Board of Directors, and 10,000 shares (each an "Annual Grant") at each re-election. All such options have an exercise price equal to the fair market value of a share of Common Stock on the day of grant and expire ten years after the date of grant. Initial Grants vest one third on the date of grant and one third on each of the first and second anniversaries of such date. Annual Grants vest in full six months from the date of grant.


EMPLOYMENT AGREEMENTS

         Thomas Sparrvik, Chief Executive Officer, entered into a Non-Competition and Non-Solicitation Agreement on December 7, 2000. The Agreement, along with his employment offer, provides that upon his termination of employment by the Company without cause, Mr. Sparrvik will receive six months of salary continuation. Beginning January 1, 2002, Mr. Sparrvik's annual salary was reduced from $140,000 to $24,000 to reflect his reduced day-to-day responsibilities with the Company. For the fiscal year beginning January 1, 2004, the Compensation Committee has approved Mr. Sparrvik's annual salary at $36,000.

         Dale R. Szymborski, President, has entered into a Compensation Plan with the Company which provides for an annual salary of $120,000 in 2004, plus quarterly and annual bonus potentials based on the Company's performance. Mr. Szymborski also has entered into a Compensation Agreement with the Company which provides that upon a termination of his employment by the Company without cause, Mr. Szymborski would receive a lump sum payment equal to 34 weeks of salary, a lump sum payment equal to 50% of the total incentive compensation paid to him during the prior four quarters, and continued participation in the Company's health and dental insurance plans for twelve months on the same terms as if Mr. Szymborski was still employed by the Company.

         Richard F. Woodruff, Jr., Vice President of Operations, has entered into a Compensation Agreement with the Company which provides that upon a termination of his employment by the Company without cause, Mr. Woodruff will receive a lump sum payment equal to 26 weeks of salary, a lump sum payment equal to 50% of the total incentive compensation paid to him during the prior four quarters, and continued participation in the Company's health and dental insurance plans for twelve months on the same terms as if Mr. Woodruff was still employed by the Company.




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CERTAIN TRANSACTIONS

         On June 2, 2003, the Company entered into a consulting agreement with David C. Malmberg, Chairman. Under the terms of the agreement, Mr. Malmberg will render consulting and advisory services for the Company. In consideration for past services rendered by Malmberg to the Company prior to the date of the agreement, the Company made a one-time payment to Mr. Malmberg of $56,383.00. Pursuant to the terms of the consulting agreement, the Company is required to pay Mr. Malmberg if he is living, or, if Mr. Malmberg is not living, to his spouse, if she is then living, a retainer in the amount of $29,880.00 per annum. The agreement's term expires December 31, 2020.

         The Company has a credit line agreement with Kontron AG to provide up to 8.5 million Euros for operations ($10.6 million based on December 31, 2003 exchange rate). Borrowings under this agreement bear interest at 8% per annum (payable monthly). The maturity date of the note is July 1, 2011. Outstanding borrowings under this line of credit were approximately $7.1 million at December 31, 2003. In the first quarter of 2003, the Company repaid $2.0 million to Kontron AG, consisting of approximately $345,000 in accrued interest and approximately $1,655,000 in principal.